UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Jaco Electronics, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

469783104
(CUSIP Number)

Ronald D. Ordway, 1868 Tucker Industrial Road, Tucker, GA 30084
(770) 938-2080
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582828109	Page 2 of 6

1. Names of Reporting Persons. Ronald D. Ordway (“RDO”) Ronald D. Ordway, Individual Retirement Account (“RDO IRA”) Karen W. Ordway (“KWO”)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) RDO: PF; RDO IRA: OO; KWO: PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization RDO, RDO IRA, KWO: Florida, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power RDO: 1,563,131; RDO IRA: 4700; KWO: 2000
8. Shared Voting Power All Reporting Persons: 0
9. Sole Dispositive Power RDO: 1,563,131; RDO IRA: 4700; KWO: 2000
10. Shared Dispositive Power All Reporting Persons: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person RDO: 1,563,131; RDO IRA: 4700; KWO: 2000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) RWO24.84%; RWO IRA: 0.07%; KWO: 0.03%;
14. Type of Reporting Person (See Instructions) RWO: IN; RWO IRA: OO; KWO: IN

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares Jaco Electronics, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located 145 Oser Ave, Hauppauge, NY 11788-3701, United States.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by RDO, RDO IRA, KWO, (collectively, the “Acquirers”).  RDO IRA and KWO disclaim that they are required to file this statement.

The business address for all Acquirers is 1868 Tucker Industrial Road, Tucker, GA. 30084. RDO is the sole person in control of RDO IRA, and the sole beneficial owner of RDO IRA.  RDO is the Chief Executive Officer and Chairman of the Board of Directors of VDC.  RDO owns 2,994,800 shares of VDC, out of 8,723,500 shares outstanding (34.33%)  KWO, 1868 Tucker Industrial Road, Tucker, GA 30084, is not currently employed.

During the last five years, none of the Acquirers and none of the Individuals have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Each of the Individuals is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

RDO purchased the securities of the Issuer owned by RDO, as identified in Item 5 below, for $2,060,657, which RDO purchased through a margin account at E*TRADE Securities LLC  and Morgan Keegan & Co, Inc(“Brokers”).  RDO holds securities of the Issuer as well as other securities in his account with Brokers, which RDO purchased with personal funds.  Pursuant to the Brokerage Customer Agreements, RDO borrows money from Brokers using acceptable securities or cash as collateral for the loan.  RDO purchased certain securities using his personal funds; RDO pledged those securities as collateral for the margin loan.  RDO IRA purchased its securities of the Issuer, as identified in Item 5 below, for $2,409 of personal funds of RDO.  KWO purchased the securities of the Issuer, as identified in Item 5 below, for $1,817 of personal funds of KWO.

ITEM 4. PURPOSE OF TRANSACTION

(a) The Acquirers are holding the interests in the Issuer identified in Item 5 below for investment purposes.  The Acquirers may transfer or sell any of the foregoing, and may acquire additional shares (in Acquirers’ own names or through other entities).

Except as provided herein, neither the Acquirers nor the Individuals have any other present plans or proposals that relate to or would result in:

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

 (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

 (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (e) Any material change in the present capitalization or dividend policy of the issuer;

 (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

 (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

 (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

 (j) Any action similar to any of those enumerated above.

The Acquirers are currently analyzing their investments in the Issuer, and are in current contact with members of management.  Despite the lack of present plans or proposals, Acquirers are considering each of the items in above-listed subitems (a) through (j), to determine whether such actions, courses of action, or results are appropriate.  Acquirers will continue to review the Acquirer’s investment in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) through (d):

As of the filing date, RDO IRA owned 4700 shares of the Issuer’s common stock.   As of the filing date, RDO is the legal owner of 1,563,131 shares of the Issuer’s common stock; therefore, in total, RDO may be deemed the beneficial owner of 1,567,831 shares of the Issuer’s common stock.

As of the filing date, KWO owned 2,000 shares of the Issuer’s common stock therefore, in total, KWO is the beneficial owner of 2000 shares of the Issuer’s common stock.

Additionally, RDO and RDO IRA accounts have consummated transactions within the last 60 days with Brokers, in the open market, as reflected on an exhibit attached hereto and incorporated herein by reference.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Schedule of Transactions for the past 60 days for RDO IRA, RDO, and KWO.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

04/14/2009
Date

/s/Ronald D. Ordway
Signature

Ronald D. Ordway
Name/Title

/s/Karen W. Ordway
Signature

Karen W Ordway
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

TRANSACTIONS IN THE PAST SIXTY (60) DAYS

RDO IRA Transactions:   Net Purchases:  4700 shares  @ $2,435.18

02/25/09	Bought	1,200 of JACO @ $0.5499	-667.87
02/24/09	Sold	764 of JACO @ $0.5201	389.36
02/24/09	Sold	736 of JACO @ $0.5201	374.79
02/23/09	Bought	1,400 of JACO @ $0.4999	-707.85
02/23/09	Bought	1,200 of JACO @ $0.4999	-607.87
02/23/09	Bought	1,200 of JACO @ $0.4999	-607.87
02/23/09	Bought	1,200 of JACO @ $0.4999	-607.87
			($2,435.18)

RDO Transactions:  Net Purchases:  186,652 shares @ $72,809.90

04/14/09	Bought	100 of JACO @ $0.76	-83.99
04/14/09	Bought	34571 of JACO @ $0.77	-26,619.67
04/14/09	Bought	1950 of JACO @ $0.80	-1,567.99
04/14/09	Bought	800 of JACO @ $0.80	-640
04/14/09	Bought	19200 of JACO @ $0.80	-15,367.80
04/14/09	Bought	5722 of JACO @ $0.79	-4,528.37
04/14/09	Bought	9000 of JACO @ $0.80	-7,207.99
04/14/09	Bought	1200 of JACO @ $0.7299	-883.87
04/09/09	Bought	500 of JACO @ $0.57	-292.99
04/07/09	Bought	5,000 of JACO @ $0.62	-3,107.99
04/07/09	Bought	4,400 of JACO @ $0.57	-2,515.99
04/07/09	Bought	1,000 of JACO @ $0.5699	-577.89
04/07/09	Bought	1,000 of JACO @ $0.5699	-577.89
04/07/09	Bought	600 of JACO @ $0.5699	-341.94
04/07/09	Bought	3,000 of JACO @ $0.58	-1,747.99
02/24/09	Sold	688 of JACO @ $0.5501	370.47
02/24/09	Sold	709 of JACO @ $0.5501	382.02
02/23/09	Bought	5,000 of JACO @ $0.4999	-2500
02/23/09	Bought	5,000 of JACO @ $0.4999	-2500
02/23/09	Bought	5,000 of JACO @ $0.4999	-2500

			($72,809.90)